

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of earliest event reported: **June 27, 2006**

Commission File Number	Exact name of registrant as specified in its charter, address of principal executive offices and registrant's telephone number	IRS Employer Identification Number
1-8841	**FPL GROUP, INC.** 700 Universe Boulevard Juno Beach, Florida 33408 (561) 694-4000	59-2449419

State or other jurisdiction of incorporation or organization: Florida

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SECTION 2 – FINANCIAL INFORMATION

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

On June 27, 2006, Bison Wind, LLC (Bison Wind), an indirect wholly-owned subsidiary of FPL Energy, LLC (FPL Energy), issued $186 million of 6.665% limited-recourse senior secured notes maturing in January 2031. In addition, Bison Wind Portfolio, LLC (Bison Wind Portfolio), another indirect wholly-owned subsidiary of FPL Energy, issued $20 million of 7.51% limited-recourse senior secured notes maturing in July 2021. FPL Energy is an indirect wholly-owned subsidiary of FPL Group, Inc. (FPL Group). Principal and interest on each series of notes are payable semi-annually. Substantially all of the proceeds from these note issuances will be distributed to FPL Energy in return for a portion of the capital contributions that it made to certain of its direct and indirect subsidiaries for the investment by such subsidiaries in the development, acquisition and/or construction of two wind power projects located in North Dakota and Oklahoma. The Bison Wind notes are secured by liens on the wind projects' assets and the Bison Wind Portfolio notes are secured by certain other assets. The notes contain default provisions relating to failure to make required payments, certain events in bankruptcy and other covenants applicable to Bison Wind and Bison Wind Portfolio. FPL Group Capital Inc (FPL Group Capital), a wholly-owned subsidiary of FPL Group, has guaranteed certain payments with respect to production tax credits generated by the projects, and certain contingent payment and indemnification obligations related to the projects, but did not guarantee payments on either series of the notes. Pursuant to its 1998 guarantee agreement with FPL Group Capital, FPL Group guarantees these FPL Group Capital payment guarantees.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FPL GROUP, INC.
(Registrant)

Date: June 27, 2006

K. MICHAEL DAVIS

K. Michael Davis
Controller and Chief Accounting Officer of FPL Group, Inc.
(Principal Accounting Officer of the Registrant)